[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

February 11, 2013	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Financial Shares, Inc.

Registration Statement on Form S-1

Filed January 29, 2013

File No. 333-186269

Dear Mr. Clampitt:

On behalf of Community Financial Shares, Inc. (the “Company”) enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on January 29, 2013 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on February 7, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Summary

Regulatory Matters, page 9

Comment No. 1:

Revise the last two paragraphs to disclose what steps have been taken to comply with the regulatory actions and update as of the most recent practicable date. In addition, disclose how the private placement affects these actions.

Response to Comment No. 1:

The section of the Summary captioned “Regulatory Matters” has been revised on pages 9 and 10 of the prospectus in response to this comment.

Michael Clampitt

February 11, 2013

Closing of the Investment, page 10

Comment No. 2:

Revise to provide here and in the similarly titled discussion in the “Business” section:

•	a detailed description of the private placement transactions, including background information;

•	the date consents were received approving the transaction; and

•	expected changes to the company’s management, organization and operations, particularly the capital ratios and the Bank’s capital ratios.

Response to Comment No. 2:

A detailed description of the private placement transactions, including background information, has been added to the first six paragraphs of the section of the Summary captioned “Closing of the Investment” on pages 11 and 12 prospectus in response to this comment, and to the first seven paragraphs of the section of the Business captioned “Closing the Investment” on pages 34 through 36 of the prospectus in response to this comment. The date of that the requisite shareholder consent was received to approve the amendments to the Company’s Certificate of Incorporate that were necessary to complete the transaction is included in the sixth paragraph of the section of the Summary captioned “Closing of the Investment” on page 11 of the prospectus and in the ninth paragraph of the section entitled “Business—Closing of the Investment” on page 35 of the prospectus. The expected changes to the Company’s management, organization and operations is described in the section of the prospectus entitled “Summary—Regulatory Matters” beginning on page 9 of the prospectus, similar discussion in the section of the prospectus entitled “Business—Regulatory Matters” beginning on page 33 of the prospectus, and the last paragraph of the section entitled “Business—Closing of the Investment” on page 35 of the prospectus. The effect of the private placement transaction on the Bank’s capital ratios has been discussed in third full paragraph on page 10 of the section of the prospectus entitled “Summary—Regulatory Matters” and fifth full paragraph under the section of the prospectus entitled “Business—Regulatory Matters”, and in the tenth paragraph of the section entitled “Business—Closing of the Investment” on page 35 of the prospectus. The Company has less than $500 million in assets and therefore does not have standalone regulatory capital requirements. As a result, the impact of the private placement transaction on the Company’s capital ratios has not been included in the revised prospectus.

Security Ownership of Certain Beneficial Owners and management, page 74

Comment No. 3:

Revise to clarify in the table or the preceding paragraph that the common stock share amounts include the preferred stock, as if converted. We note this disclosure in the footnotes on the following page, and believe the disclosure should be clear from the table. Alternatively, the table may be expanded to include the preferred stock amounts and a total post-conversion amount.

Response to Comment No. 3:

The paragraph preceding the table on page 77 has been revised in response to this comment.

*    *    *    *

Michael Clampitt

February 11, 2013

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer